Free Writing Prospectus

Dated July 18, 2017

Filed Pursuant to Rule 433(d)

Registration No. 333-207329

Registration No. 333-207329-07

$1.375BLN CarMax Auto Owner Trust (CARMX) 2017-3

Jt-Leads: BofAML(str), MUFG, WF

Co-Mgrs: BAR, MIZ, RBC, SCOTIA

CLS	$AMT(mm)	WAL	S&P/FTCH	WIN	EXP	LEGAL	BENCH	SPD	YLD	CPN	$PRICE

A-1	280.00	0.29	A-1+/F1+	1-7	2/18	8/15/18	YLD		1.350		100.00000
A-2A	375.00	1.16	AAA/AAA	7-22	5/19	9/15/20	EDSF	+18	1.647	1.64	99.99844
A-2B	75.00	1.16	AAA/AAA	7-22	5/19	9/15/20	1ML	+18			100.00000
A-3	427.00	2.56	AAA/AAA	22-42	1/21	4/15/22	ISWP	+34	1.986	1.97	99.98052
A-4	117.00	3.75	AAA/AAA	42-48	7/21	11/15/22	ISWP	+47	2.239	2.22	99.96904
B	39.00	3.97	AA/AA	48-48	7/21	2/15/23	ISWP	+67	2.459	2.44	99.97550
C	41.00	3.97	A/A	48-48	7/21	5/15/23	ISWP	+95	2.739	2.72	99.98690
D	21.00	3.97	BBB/BBB	48-48	7/21	10/16/23	ISWP	+170	3.489	3.46	99.98563

BILL & DELIVER: BofAML	BBG TICKER: CARMX 2017-3
REGISTRATION: Public/SEC Registered	EXPECTED RATINGS: S&P/Fitch
EXPECTED SETTLE: 7/26/17	FIRST PAY DATE: 8/15/17
ERISA ELIGIBLE : YES	EXPECTED PRICING: PRICED
DENOMS: $5k x $1k	PXG SPEED: 1.3% ABS to Call
Intexnet: bascaot173 U92K	Dealroadshow.com: KMX20173
BBG PASSWORD: CMX3

The Depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor, the issuing trust, and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-294-1322.

The information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase.